Exhibit 21

List of Subsidiaries of the Registrant

Subsidiary Name	Country of Incorporation	Ownership Percentage
Intelitek Inc.	Delaware U.S.	100%
Eshed Robotec B.V	Netherlands	100%
Robotec Technologies Ltd.	Israel	100%
Computras Computerized Training Systems Ltd.,	Israel	100%
Yaskawa Eshed Technology Ltd.	Israel	50%
YET US INC	Delaware U.S.	50%
MemCall LLC	Delaware U.S.	82%
MemCall Ltd.	Israel	100%